July 27, 2006

Via Fax: 202-772-9205

Mr. Larry Spirgel
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:
Stratus Services Group, Inc. (“Stratus” or the “Company”); Response to Your Letter of July 12, 2006 Relative to Forms 10-K and 10-K/A for the fiscal y/e 09-30-05 Filed 02/03/06 and 03/31/06, respectively; Forms 10-Q for the q/e 12/31/05 and 3/31/06 Filed 02/17/06 and 05/15/06, respectively; File No. 001-15789

Dear Mr. Spirgel:

Set forth below is Stratus’ response to your July 12, 2006 comment letter.

Responses to July 12, 2006 Comments:

The numbers of the responses set forth below correspond to the number of the comment set forth in your letter dated July 12, 2006.

1.
With regards to the warrants issued in the Exchange Offer, we are required to deliver registered shares upon exercise of the warrants. Although the underlying shares were registered at the inception of the issuance of the warrants, we now realize that, as a result of the issuance of the Series I Preferred Stock as part of the Exchange Offer, it would have been uncertain at the time the warrants were issued, whether or not we had sufficient authorized and unissued shares available to settle the warrants during the term of the warrant. Accordingly, as per paragraphs 17 and 19 of EITF 00-19, the fair value of the warrants should have been classified as a liability at inception, with subsequent changes in fair value reported in earnings as long as the warrants remain classified as a liability. We also note that the warrants issued as part of the units sold in the August 2004 public offering should be accounted for in the same manner as the Exchange Offer warrants.

We will restate our previously issued financial statements. The following summarizes the effect of the restatements:

	Balance Sheet
	Increase	Decrease	Earnings
Reporting Period	Liabilities	Equity	(Loss)

9/30/2004	$5,265,989	$(5,265,989)	$996,268
12/31/2004	5,550,637	(5,550,637)	(284,648)
3/31/2005	996,268	(996,268)	4,554,369
6/30/2005	113,859	(113,859)	882,409
9/30/2005	2,135	(2,135)	111,724
12/31/2005	—	—	—

In December 2005, the Series I Preferred Stock was exchanged for debt and convertible debt, which is convertible into a fixed number of shares. Accordingly, we have sufficient authorized and unissued shares available to settle the warrants, and in view of the fact that the underlying shares were registered at the time of issuance of the warrants, the warrants are classified in permanent equity at December 31, 2005 and March 31, 2006. The only restatement at those dates is between Additional Paid-in Capital and Retained Earnings. Please note that the large “gains” are attributable to the market value of our stock decreasing from $.76 per share in August 2004 to $.09 per share at September 30, 2005.

2.
We revisited the Series E Preferred Stock classification issue and have determined that, since the conversion feature is not for a determinable number of shares, the Series E Preferred Stock should have been classified as a liability instead of permanent equity at its inception. Additionally, there were two other Preferred Stock Series (B and H) that have been subsequently converted and/or redeemed that should also have been classified as a liability. The intrinsic value, dividends and penalties associated with the Series B, E and H Preferred Stock (collectively “the Preferred Stock”), had been charged against earnings in each year (included in “dividends and accretion or preferred stock”). Had the Preferred Stock been classified as liabilities, the intrinsic value, dividends and penalties would have been included in “interest expense”. Accordingly, there would be no effect on net earnings (loss) attributable to common stockholders’ or net earnings (loss) per share. The effect on the balance sheets would be an increase to liabilities and a decrease in equity. As at September 30, 2004, there remained a balance of only $59,700 in equity for the Series E Preferred Stock, of which $34,000 was redeemed in the quarter ended December 31, 2004. The remaining $24,700 reflected on the September 30, 2005 balance sheet, upon further investigation, appears to be a result of over-accruals of dividends and penalties in prior years and will be transferred to additional paid-in capital in the quarter ended June 30, 2006.

In response to your question as to how we evaluate materiality in assessing the impact on the financial statements for all periods presented, it is our belief that (1) inasmuch as there is no impact on earnings per share, and (2) the $58,700 and $24,700 balance at September 30, 2004 and 2005, included in equity instead of liabilities is less than 1.5% and 0.5% of total stockholders’ deficiency, respectively, the inclusion of the $58,700 and $24,700 did not have a material effect on the financial statements.

Please note that Stratus hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its SEC filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Stratus’ filings and (c) Stratus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael A. Maltzman
Executive Vice President & CFO

cc:	Mr. Joe Casacarano
Mr. Andrew Mew
Mr. Joseph J. Raymond
Phil Forlenza, Esq.